Exhibit IV
DESCRIPTION OF THE REGISTRANT
AND RECENT DEVELOPMENTS
NORDIC INVESTMENT BANK
     The Nordic Investment Bank (“NIB” or “the Bank”) was established as an international financial institution to provide medium and long-term loans and guarantees pursuant to the agreement regarding the establishment of the Nordic Investment Bank (the “Establishing Agreement”), which was signed on December 4, 1975. The signatories of the Establishing Agreement were Denmark, Finland, Iceland, Norway and Sweden (the “Nordic countries”).
     The Establishing Agreement and the Statutes of NIB (the “Statutes”) became effective on June 1, 1976, and NIB commenced operations on August 2 of that year.
     On October 23, 1998, the Nordic countries entered into a novation of the Establishing Agreement (the “1998 Agreement”). The 1998 Agreement came into force on July 18, 1999, and the Establishing Agreement ceased to be effective on the same date.
     On February 11, 2004, following a decision to broaden NIB’s ownership base, a new agreement on NIB was signed (the “2004 Agreement”), providing for membership in NIB of Estonia, Latvia and Lithuania on equal terms with the original five Nordic countries. The 2004 Agreement came into force on January 1, 2005 after final ratification in each of Denmark, Estonia, Finland, Iceland, Latvia, Lithuania, Norway and Sweden (the “Member countries”). NIB has, since January 1, 2005, been governed by the provisions of the 2004 Agreement and the Statutes annexed thereto.
     The 2004 Agreement continues to provide NIB the privileges and immunities common to multilateral financial institutions (“MFIs”), such as inviolability of its premises, protection from search and seizure of its property and assets, protection from pre-judgment remedies, and broad tax exemptions. For further information, see “Legal Status.”
     The basic purpose of NIB is to contribute to the strengthening and further development of the co-operation among the Member countries by granting medium and long-term loans and loan guarantees for the financing of investment projects of common interest to the Member countries and the countries receiving such loans from NIB. In conducting its operations, NIB cooperates with other credit institutions as well as with public authorities and private institutions in each of the Member countries, with other MFIs and international banks. NIB represents one aspect of a tradition of cooperation among governments, organizations, companies and individuals in the Member countries stemming partly from their common heritage and geographic proximity. See “History of NIB — Cooperation of Member Countries.”
     At December 31, 2008, NIB had loan commitments totaling EUR 14,481.2 million ($20,153.5 million), of which EUR 13,062.6 million ($18,179.2 million) was outstanding, and had issued guarantees totaling EUR 16.7 million ($23.2 million). A “loan commitment” comes into being upon execution of a loan agreement; thereafter, the amount of the loan that has been disbursed, net of repayments, is referred to as “outstanding.” For a breakdown of NIB’s outstanding loans and guarantees, see “Lending Operations of NIB — Lending in Member Countries” and “— Lending in Non-Member Countries.”
     Under the Statutes, NIB is required to protect itself against exchange rate losses and to obtain adequate security for its loans and loan guarantees. Protection for NIB’s loans takes the form of governmental, bank or parent company guarantees, specific security or negative pledge provisions and other financial covenants. For a description of the general policies followed in NIB’s lending activities, see “Lending Operations of NIB — Credit Policy.”
     NIB finances its operations from borrowings in the international markets and the domestic capital markets of Member and other countries, from internally generated funds and from the capital paid in by the Member countries. See “Capitalization and Reserves”, “Funded Debt” and “Borrowing Programs and Liquidity Management.”
     NIB’s principal offices are located at Fabianinkatu 34, Helsinki, Finland (postal address: P.O. Box 249, FI-00171 Helsinki, Finland). Its telephone number is +358-10-618001 and its internet address is http://www.nib.int.

Statutory Purposes
     The 2004 Agreement and the Statutes provide that the purpose of NIB is to make financing available in accordance with sound banking principles and taking into account socio-economic considerations, to carry into effect investment projects of interest to the Member countries and other countries which receive such financing. NIB is to aim for a profit in its operations in order to provide for the accumulation of reserves and a reasonable return on its paid-in capital.
Legal Status
     Under the 2004 Agreement, NIB has status as an international legal person with full legal capacity. In particular, the Bank has the capacity to enter into agreements, to acquire and dispose of immovable and movable property, and to be a party to legal proceedings before courts of law and other authorities. The 2004 Agreement further states that NIB, as a common international financial institution to the Member countries, has the same status as other legal persons conducting similar operations within and outside the Member countries.
     The 2004 Agreement also contains, among others, provisions regarding certain immunities. According to these provisions actions may be brought against the Bank only in a court of competent jurisdiction in the territory of a country in which the Bank has established an office, or has appointed an agent for the purpose of accepting service of process, or when the Bank has otherwise expressly accepted jurisdiction. Actions may, however, be brought by a Member country or by persons acting for or deriving claims from a Member country only if the Bank has given its express consent thereto.
     In addition, the 2004 Agreement provides that property and assets of the Bank wherever located and by whomsoever held shall be immune from execution of judgment or decree by judicial or administrative authority before such judgment or decree is final. The property and assets of the Bank wherever located and by whomsoever held shall further be immune from search, requisition, confiscation and expropriation by executive or legislative action. The Bank, its property and assets shall also be immune from procedural measures of constraints, such as seizure.
     The 2004 Agreement prescribes that the premises and archives of the Bank and all documents belonging to it or held by it shall be inviolable.
     The 2004 Agreement also states that NIB is exempt from payment restrictions and credit policy measures which in any manner prevent or impede the fulfillment of its commitments. NIB, its income, assets and property shall be exempt from all taxation as set forth in the relevant Article. The Bank shall also be exempt from taxes on purchase and transfer of real estate and securities and on the procurement of goods and services in connection with the official activities of the Bank. Borrowing and lending by the Bank and borrowing from the Bank is also exempt from all taxes and imposts of similar nature.
HISTORY OF NIB
Cooperation of Member Countries
     Cooperation among the Nordic countries encompasses a wide range of activities, including economic policy, development of industrial technology, communications and harmonization of legal systems.
Institutionalized Nordic Cooperation
     The most important formal basis for Nordic cooperation is the Treaty of Cooperation among the Nordic countries, also known as the Helsinki Agreement of 1962. This agreement sets out the aims of Nordic cooperation and contains provisions for the Nordic Council and, as subsequently amended, for the Nordic Council of Ministers. The Nordic Council, which was founded in 1952, is a forum for consultation and discussion at the parliamentary level of matters of common interest to the Nordic countries, which may lead to presentation of recommendations to the Nordic Council of Ministers and to the governments of the Nordic countries. The Nordic Council of Ministers, in which each Nordic country has one vote, is empowered to make decisions on matters of cooperation that are considered binding on the governments of the Nordic countries, subject to parliamentary approval in certain matters.

     The Baltic countries, Estonia, Latvia and Lithuania, have for several years participated in the Nordic cooperation, for example, by attending the sessions of the Nordic Council and some meetings of the Nordic Council of Ministers.
EFTA and EU
     The Nordic countries have steadily broadened their mutual commercial relationships, a development encouraged by the creation in 1960 of the European Free Trade Association (“EFTA”), which established a framework for the development of inter-Nordic trade during the 1960s and 1970s.
     Following Denmark’s entry into the European Community (the predecessor to the European Union) in 1973, the other four Nordic countries concluded bilateral free-trade agreements with the European Community in order to promote free trade within the Nordic region. The EFTA member countries, with the exclusion of Switzerland, and the European Union (“EU”) established the European Economic Area (“EEA”), a free trade zone in Europe, effective January 1, 1994.
     Effective January 1, 1995, Finland and Sweden became members of the EU, leaving Norway and Iceland as the only Nordic countries that presently are members of EFTA. At the introduction of the Euro on January 1, 1999, Finland was the only Nordic country to participate in the EMU.
     Effective May 1, 2004 Estonia, Latvia and Lithuania became members of the EU.
Other forms of cooperations
     Nordic cooperation also includes coordination of policy positions in international organizations. Consultations are held regularly on issues arising within the United Nations and the United Nations Commission for Trade and Development. The Member countries are jointly represented in the IMF, the International Bank for Reconstruction and Development and other international organizations.
Implications for NIB and its Sister Organizations
     NIB
     Discussions within the Nordic Council and the Nordic Council of Ministers over a number of years led to the establishment of NIB in 1975.
     On September 15, 1981, the Nordic Council of Ministers approved a program to promote Member country cooperation in project exports, primarily to developing countries. The decision, as amended on February 28, 1982, included, as one major element of the program, the creation of a joint financing facility to grant loans and issue loan guarantees (“project investment loans”). The facility became effective on July 1, 1982, and forms currently the main part of NIB’s lending activities outside Member countries. See “Lending Operations of NIB.”
     On March 4, 1992, the Nordic Council of Ministers approved (in cooperation with the Baltic countries) a multilateral program to promote investments in the three Baltic countries, namely Estonia, Latvia and Lithuania (the “Baltic Investment Program”). The program was administered by NIB, the European Bank for Reconstruction and Development and the Nordic Project Fund. See “Lending Operations of NIB.” The program, which initially ran until July 1, 1995, was later extended until the end of 1999. The program consisted of technical assistance, equity in established national long-term credit banks and loans for small and medium-sized enterprises in the Baltic countries. The last outstanding loan under the Baltic Investment Program was repaid in 2007.
     In August 1996, the Nordic Prime Ministers decided to establish a special environmental loan facility (the “Environmental Investment Loan Facility”) to finance environmental investments in the region neighboring the Nordic countries. The facility was approved by the Nordic Council of Ministers on January 25, 1997, and became effective on August 28, 1997. The facility, which is part of NIB’s lending activities, comprises loans and guarantees to both the public and private sector for financing investments aimed at protecting the environment and reducing cross border pollution in the neighboring area to the Member countries. See “Lending Operations of NIB.”

     In November 1997, the Nordic Council of Ministers decided that the legal framework of NIB and its sister organizations NEFCO and NDF should be revised to reflect their status as international organizations. A new agreement in relation to NIB was signed on October 23, 1998.
     On January 1, 2005, Estonia, Latvia and Lithuania became members of NIB. The enlargement of the membership followed an eighteen month-long preparation after a policy decision taken by the Nordic prime ministers in June 2003. The new members have essentially the same rights and obligations as the original members. The 2004 Agreement on NIB mandates a new structure for the governance of the Bank, which was fully implemented as of January 1, 2005. From January 1, 2005, NIB has an entirely new body, the Board of Governors, which has replaced the Nordic Council of Ministers and its functions in the previous legal framework of the Bank. The activities of the Bank remained unchanged in the 2004 Agreement.
     NIB’s sister organizations
     On May 19, 1988, the Nordic Council of Ministers decided upon the establishment of the Nordic Development Fund (“NDF”) for the purpose of financing projects of Nordic interest on concessional terms in developing countries. The agreement regarding the establishment of NDF was signed by the Nordic countries on November 3, 1988, and NDF commenced operations on February 1, 1989. NDF is a separate legal entity with its own board of directors and with its capital base provided by the five Nordic countries, who are members of NDF. NDF credits are granted primarily to low- and lower-middle-income countries and initially only in combination with financing from other multilateral financial institutions, including NIB. Since it was not possible to secure additional funding for NDF, the Nordic Ministers for Development Cooperation concluded in autumn 2005 that NDF should bring its operations to a close while ensuring that funds allocated to NDF were utilized in accordance with the standards adopted by NDF. In light of the above, the Board of Directors of NDF decided on November 2, 2005 that NDF was not in a position to consider financing new projects. However in December 2008 the Board of Directors, with the backing of the Nordic Ministers for Development and Cooperation, came up with a consensus proposal to keep NDF operating with a revised mandate. Preparations related to the revised mandate continue to be made. NIB provides certain administrative services to NDF but has otherwise no direct involvement in NDF’s activities.
     On March 2, 1990, the Nordic Council of Ministers decided upon the establishment of the Nordic Environment Finance Corporation (“NEFCO”), a multilateral financial institution, for the purpose of promoting investments of Nordic environmental interest in Eastern and Central Europe. The agreement regarding the establishment of NEFCO was signed by the Nordic countries on the same day, and NEFCO commenced operations in October of 1990. NEFCO is a separate legal entity with its own board of directors and with its capital base provided by the five Nordic countries, who are the member countries of NEFCO. NEFCO financing is carried out through equity capital investments in, or venture capital loans to, joint ventures between local and Nordic companies, e.g. for the production of environmental equipment. NIB cofinances projects with NEFCO and cooperates with NEFCO also by providing administrative services to NEFCO.
FOREIGN EXCHANGE
     The capital of NIB is denominated, and its accounts are kept, in Euro as specified in Sections 3 and 12 of the Statutes of NIB. The Euro is the currency introduced on January 1, 1999, and adopted by the EMU as the unit of account of the institutions of the European Communities (“EC”) as well as the currency of the sixteen participating member states of the EMU and the unit of account of the central banks of such member states.
     The following table sets forth for the dates indicated the EUR/USD exchange rate as published by the European Central Bank (the “ECB”). No representation is made that EUR amounts actually represented, or have been or could be converted into, U.S. dollars at such rates or at any other rates on any of the dates indicated.

December 31,	Value of 1 EUR in USD
2008	1.3917
2007	1.4721
2006 (December 29th)	1.3170
2005 (December 30th)	1.1797
2004	1.3621
2003	1.2630
     Unless otherwise specified, amounts in Euro contained herein have been presented solely for convenience in U.S. dollars based on a conversion rate of 1 EUR being equal to 1.3917 U.S. dollars, which was the EUR/USD exchange rate at December 31, 2008, as set forth in the above table.
     As used herein, the terms “dollars”, “U.S. dollars”, “USD” and the dollar sign ($) refer to United States dollars.
     Any discrepancies in the tables included herein between the amounts and the totals thereof are due to rounding.
CAPITALIZATION AND RESERVES
     The following table sets forth the capitalization of NIB at December 31, 2008. This table should be read in conjunction with the Financial Statements for the fiscal year ended December 31, 2008, and the Notes thereto included as Exhibit III to this Report on Form 18-K.

			Outstanding at
			December 31, 2008
	Millions	Millions	Millions	Millions
	of	of	of	of
	Euro	USD	EUR	USD
Funded Debt			17,549.4	24,423.5

Equity:
Subscribed	4,141.9	5,764.3
Available for call	(3,723.3)	(5,181.7)
Paid-in capital			418.6	582.6
Statutory Reserve			656.8	914.1
General Credit Risk Fund			622.1	865.8
Special Credit Risk Fund PIL			281.9	392.3
Payments to the Bank’s reserves, receivable(1)			31.6	44.0
Other value adjustments according to IAS 39			0.2	0.3
Profit/loss for the year			-281.3	-391.5

Total Equity*			1,729.9	2,407.5
Total Capitalization*			19,279.3	26,831.0

(1)	For further information, see “ – Reserves.”

*	May differ from the sum of individual figures due to rounding.
Authorized Capital Stock
     The Board of Governors can, upon a proposal by the Board of Directors of NIB, decide upon an increase in the authorized capital stock of the Bank. To become effective, such a decision requires the approval of the parliament in each of the Member countries.

     The authorized capital stock of the Bank, which initially was approximately $616.1 million1, has been increased several times, most recently as a result of Estonia, Latvia and Lithuania becaming members of NIB on January 1, 2005, As of December 31, 2008, the Member countries’ portions of the authorized capital stock of NIB are as follows:

	Millions	Millions	Percentage
	of	of	of
	EUR	USD	total

Denmark	881.1	1,226.2	21.3%
Estonia	30.2	42.0	0.7%
Finland	765.8	1,065.8	18.5%
Iceland	38.6	53.7	0.9%
Latvia	43.9	61.1	1.1%
Lithuania	67.8	94.4	1.6%
Norway	793.1	1,103.8	19.1%
Sweden	1,521.4	2,117.3	36.7%

Total	4,141.9	5,764.3	100.0%

Paid-in Capital and Callable Capital
     The Statutes provide that NIB’s authorized capital stock shall consist of a paid-in portion and a callable portion. Of NIB’s total authorized capital stock of EUR 4,141.9 million ($5,754.3 million), the paid-in portion was EUR 418.6 million ($582.6 million) at December 31, 2008, which corresponded to approximately 10.1% of the total authorized capital stock of the Bank. The new Member countries shall make their payments of the paid-in portion pursuant to an agreed schedule in three annual installments. The first installment was paid in on March 31, 2005, the second on March 31, 2006 and the third on March 31, 2007. All payments to the Bank’s paid-in capital have thus been made. All subscribed capital not paid in is subject to call by the Board of Directors of NIB to the extent that the Board deems it necessary for the fulfillment of the Bank’s debt obligations. The Statutes do not require that calls be made pro rata, but it is anticipated that, in the first instance, calls would be made in that manner. Failure by any Member country to make payment on any such call would not excuse any other Member country from its obligation to make payment. No Member country can legally be required on any such call to pay more than the unpaid balance of the callable portion of its subscribed capital. To date no such calls have been made.
     In view of NIB’s character as an institution for regional cooperation, there are no provisions in the 2004 Agreement for admitting additional countries. While a Member country may withdraw by giving notice in accordance with the provisions set forth in the 2004 Agreement, the 2004 Agreement also provides that a withdrawing country must remain liable for those commitments of NIB that were in force at the time of the withdrawal to the same extent as immediately prior to such withdrawal.
Reserves
     Under the Statutes, NIB’s annual net profits are to be transferred to a statutory reserve (the “Statutory Reserve”) until such reserve equals 10% of the authorized capital stock of the Bank. Thereafter, the Board of Governors, acting upon the proposal of the Board of Directors of NIB, will determine the allocation of net profits between further transfers to the Statutory Reserve and the payment of dividends to the Member countries.
     NIB has annually allocated a portion of the respective year’s profit as a general credit risk reserve (the “General Credit Risk Fund”) for unidentified risks in the Bank’s operations. At December 31, 2008, the General Credit Risk Fund amounted to EUR 622.1 million ($865.8 million). The General Credit Risk Fund is available to cover losses arising from NIB’s lending portfolio as well as other risks NIB assumes in its business activities, such as the activities of its treasury department. The risks covered with respect to the treasury activities include market risks as well as counterparty risks. For further information in this regard,

[1]	At the exchange rate of 1 SDR=USD 1.54027 as of December 31, 2008.

please see “Risk Management” below. NIB’s Board of Directors has proposed to the Board of Governors that the loss for 2008 of EUR 281.3 million ($391.5 million) be allocated to the General Credit Risk Fund.
     In addition, as required by Section 8 of the Statutes, the Bank has established a separate special credit risk fund to be used exclusively for any future project investment loan losses (the “Special Credit Risk Fund PIL”). At December 31, 2008, the Special Credit Risk Fund PIL amounted to EUR 281.9 million ($392.3 million). For further information regarding the PIL facility and the Member countries’ guarantees, see “Lending Operations of NIB — Lending in Non-Member Countries.”
     At December 31, 2008 the Statutory Reserve of NIB amounted to EUR 656.8 million ($914.1 million) or 15.9% of the Bank’s authorized capital.
     As part of the terms and conditions of membership, Estonia, Latvia and Lithuania have agreed to pay into NIB’s reserves the aggregate amount of EUR 42.7 million ($59.4 million) in the same proportion as their respective shares of the subscribed capital. Estonia, Latvia and Lithuania will make their payments in semi-annual installments in accordance with individual payment agreements during the period from March 31, 2008 to September 30, 2012.
     NIB’s Board of Directors has proposed that no dividends be made available to Member countries in 2009.
FUNDED DEBT
     The following table sets forth a summary of the Bank’s outstanding funded debt at December 31, 2008. The Bank’s borrowing transactions are in most cases recognized in the Balance Sheet at fair value in accordance with the IAS 39 principle on hedge accounting. (1)

	Millions	Millions
Currency of Borrowing	of EUR	of USD

U.S. dollars	9,475.9	13,187.6
Japanese yen	2,027.3	2,821.4
Pounds sterling	1,788.5	2,489.1
Australian dollars	1,050.6	1,462.1
Euro	722.6	1,005.6
New Zealand dollars	494.0	687.5
Norwegian kroner	258.3	359.5
Hong Kong dollars	244.8	340.7
New Turkish lira	182.5	254.0
Canadian dollars	153.1	213.1
New Taiwan dollars	146.7	204.2
Singapore dollars	74.9	104.2
Russian roubles	57.1	79.5
South African rand	50.2	69.9
Mexican pesos	34.8	48.4
Polish zloty	24.1	33.5
Icelandic kronur	19.3	26.9
Argentine pesos	15.8	22.0
Swedish kronor	14.9	20.7
Swiss francs	5.4	7.5

Total*	16,840.7	23,437.2
IAS 39 value adjustments	708.7	986.3

Total, borrowings outstanding*	17,549.4	24.423.5

*	May differ from the sum of individual figures due to rounding.

(1)	See also Notes 13 and 17 to the Financial Statements included as Exhibit III to this Report on Form 18-K.
     Schedules containing information with respect to all outstanding borrowings of NIB at December 31, 2008, are included as Exhibits I to this Report on Form 18-K. NIB may from time to time hereafter issue additional debt securities denominated in various currencies or currency units.

     There have been no defaults by NIB in the payment of any principal or interest in respect of any of its debt.
BORROWING PROGRAMS AND LIQUIDITY MANAGEMENT
     NIB finances its lending activities by borrowing and issuing bonds on various global and domestic capital markets. The Bank carries out its borrowing in accordance with a global strategy designed to meet its investors’ needs for investments with the highest possible credit rating. A large portion of NIB’s medium- and long-term borrowing is conducted under its Euro Medium Term Note program (the “EMTN-program”) which currently has a ceiling of EUR 15 billion ($20,875.5 million). The EMTN-program is not exclusively tailored for issues placed in Europe but can also be used for issues placed outside of Europe, subject to local regulatory requirements. The program also enables NIB to arrange structured transactions.
     During 2002 NIB changed its U.S domestic medium-term note program, which was originally established in 1993, to a global program. The program was registered with the U.S. Securities and Exchange Commission (“SEC”) with a ceiling of USD 3 billion, which amount was increased to USD 8 billion in 2004. This program was replaced in May 2007 by a new SEC-registered U.S. MTN Series D program with a ceiling of USD 10 billion.
     In addition, NIB has a domestic Swedish medium-term note program with a ceiling of SEK 8 billion ($1,024.0 million)2 and an Australian dollar and New Zealand dollar domestic medium-term note program for domestic issuances in those countries with a ceiling of AUD 5 billion ($3,432.0 million).3
     During 2008 NIB borrowed EUR 4,680.7 million ($6,514.1 million) by means of 59 transactions in thirteen different currencies. EUR 1,789.5 million ($2,462.6 million) of this total came from 50 transactions under the EMTN-program. Three global benchmark issues were issued in 2008 — USD 1.25 billion in January, USD 1 billion in May and USD 1 billion in November 2008. The average maturity for NIB’s 2008 borrowing operations is 3.6 years, compared with 5.0 years in 2007.
     For the years 2008 and 2009, the Board of Directors of the Bank has authorized the Bank to raise medium- and long-term borrowing up to EUR 4.5 billion ($6,262.7 million) and EUR 5 billion ($6,958.5 million), respectively.
     In 2008 NIB replaced its Euro Commercial Paper Program (“ECP program”) with a new STEP compliant ECP Program with a ceiling of EUR 2 billion ($2,783,4 million)4. In addition to borrowings under this program, NIB obtains short-term funds in the interbank market through deposits. These deposits are undertaken in most of the currencies listed under “Funded Debt” above. For each of the years 2008 and 2009, the Board of Directors has authorized the Bank to raise short-term funding, provided that the outstanding amount at any time does not exceed EUR 2 billion ($2,783.4 million) .
     The amounts of medium-term notes issued under the programs referred to above are set forth in Note 12 to the Financial Statements. NIB had no borrowings outstanding under the ECP program at year-end 2008, which was also the case at year-end 2007. The figures for the interbank market were EUR 1,171.9 million ($1,630.9 million) at year-end 2008, compared with EUR 546.2 million ($760.1 million) at year-end 2007.
     NIB’s goal is to continuously maintain a sufficient amount of liquidity to give the Bank flexibility in carrying out its borrowing program. In general, NIB strives to achieve a level of net liquidity that corresponds to its liquidity needs for twelve to eighteen months. This enables the Bank to avoid accessing capital markets for borrowing during times of unfavorable market conditions. The Bank’s net liquidity amounted to EUR 3,638.1 million ($5,063.1 million) at December 31, 2008, compared with EUR 4,038.8 million ($5,620.8 million) at December 31, 2007. The solvency ratio was 7.6% at December 31, 2008, and was 10.2% at December 31, 2007.
     NIB’s liquidity is primarily placed in U.S. dollars and Euro at variable interest rates. The U.S. dollar constituted 29.5% and the Euro 69.7% of the Bank’s liquidity at December 31, 2008. The Bank’s liquid

[2]	At the exchange rate of 1 SEK = USD 0.1280 as of December 31, 2008.

[3]	At the exchange rate of 1 AUD = USD 0.6864 as of December 31, 2008.

[4]	The Short-Term European Paper (“STEP”) initiative aims to foster the integration of the European markets for short-term paper through the convergence of market standards and practices. In order to implement the initiative a STEP Market Convention has been prepared. A STEP label is granted to a short-term paper program if the issuer, the features of the program and the notes issued under the program comply with the STEP Market Convention. The STEP criteria and requirements relate to the disclosure of information, the format for documentation, settlement and the provision of data for the production of STEP statistics by the European Central Bank. A STEP label does not relate to the creditworthiness of the issuer or the accuracy of the information provided.

assets are placed in the short-term market, using several different money market instruments. These consist of deposits, floating rate notes, asset-backed securities and asset swaps.
     NIB has an external interest rate trading program related to the management of its liquidity. The purpose of the program is to explore the use of active trading as a way of increasing return, as well as strengthening and benchmarking NIB’s own internal portfolio management and trading competences. By the end of 2008, there were a total of three external managers authorized to take positions up to an aggregate of USD 200.0 million, corresponding to EUR 143.7 million.
     NIB’s equity fell during 2008 from EUR 2,037.0 million ($2,834.9 million) to EUR 1,729.9 million ($2,407.5 million) as a result of the loss amounting to EUR 281.3 million ($391.5 million) that was recorded for the year. NIB strives to achieve a stable return on its equity. The Bank invests an amount corresponding to its equity in a separate interest-bearing securities portfolio, which is composed of fixed and floating rate securities issued by high credit rated issuers from the OECD countries. NIB refers to this as its “own capital portfolio”. The return on this portfolio is an important contributor to NIB’s total results. For accounting purposes, this portfolio is divided into one portfolio of securities that are anticipated to be held until maturity (the investment portfolio), and another portfolio, a marked-to-market portfolio which consists of securities that can be sold, based on an assessment of market developments (the trading portfolio). The distribution between the portfolios was more than 90% of total placements in the investment portfolio and less than 10% in the trading portfolio at year-end 2008.
     As noted below under “Risk Management — Market Risk”, the Bank seeks to reduce its exposure to exchange rate risk and interest rate risk by the use of derivative instruments, primarily interest rate swaps, currency swaps and futures and forward contracts. The volume of outstanding derivatives as of December 31, 2008, are set forth in Note 11 to the Financial Statements included in Exhibit III to this Report on Form 18-K.
RISK MANAGEMENT
     NIB’s constituent documents require that loans be made in accordance with sound banking principles, that adequate security be obtained for the loans and that the Bank protects itself against the risk of exchange rate losses. The main risks: credit risk, market risk, liquidity risk and operational risk, are managed carefully with risk management closely integrated into the Bank’s business processes. NIB is not subject to any national or international banking regulations. However, the Bank’s risk management procedures are reviewed and refined on an ongoing basis in order to comply in substance with what management identifies as the relevant evolving market standards, recommendations and best practices.
Key Risk Responsibilities
     The Board of Directors defines the overall risk profile of the Bank by approving its financial policies. These include maximum limits for exposure to various types of risk. Credit approval is primarily the responsibility of the Board of Directors, with some delegation of approval authority to the President. The business units Lending and Treasury are responsible for managing the risks assumed through their operations and for ensuring that an adequate return for the risks taken is achieved. Risk Management Credit and Analysis and Internal Audit are independent from the departments carrying out the Bank’s business activities. Risk Management has the overall responsibility for identifying, assessing, monitoring and reporting all types of risk inherent in the Bank’s operations. Credit and Analysis is responsible for assessing and monitoring credit risk in the Bank’s lending operations. Internal Audit provides an independent evaluation of the control and risk management processes. Three committees comprising senior officers supervise the Bank’s aggregate risk-taking so that it is consistent with its financial resources and risk profile and seek to ensure that risk and return are balanced and appropriate under prevailing market conditions. The Management Committee has the overall responsibility for risk management. The Credit Committee’s focus is on credit risk in the Bank’s lending operations, while the Finance Committee oversees risks in the Bank’s treasury operations.
Credit Risk
     Credit risk is NIB’s main financial risk. Credit risk is the risk that the Bank’s counterparties fail to fulfill their contractual obligations and that any collateral provided does not cover the Bank’s claims. Following from NIB’s mandate and financial structure, most of the credit risk arises in its lending operations. In the Bank’s treasury activities, credit risk derives from the financial assets and derivative instruments used for investing the Bank’s liquidity and for managing exchange rate and interest rate risks and other market risks related to structured funding transactions.
     The Bank’s credit risk management is based on an internal credit risk rating system, a limit system based on the credit risk ratings and on a model for calculation of economic capital for the management of portfolio-level credit risk.
     Credit risk rating - The credit risk rating of a counterparty is based on the probability of default (“PD”) of the counterparty. The PD is assessed using a rating tool comprising quantitative and qualitative factors. Based on the PD the borrower is assigned a rating class on a scale from 1-20, with class 1 referring to the lowest probability of default and class 20 to the highest probability of default. In addition, two classes of default are applied. The first one indicates impairment and the second a non-performing status. Each transaction is assigned a risk class reflecting the expected loss. Expected loss is the combined effect of the PD of the counterparty and NIB’s estimate of the portion of NIB’s claim that would not be recoverable if the counterparty in fact defaults. The non-recoverable portion, i.e. the loss given default (“LGD”), is determined based on benchmark values for unsecured transactions and by the use of a security rating tool for secured transactions. The risk classes range from 1 to 20, such that risk class 1 refers to the lowest credit risk and class 20 to the highest credit risk. The counterparty ratings and the transaction risk classes form the basis for setting exposure limits, for risk-based pricing of loans as well as for monitoring and reporting the Bank’s credit quality.
     Credit limits - NIB applies a limit system in which maximum exposure to a counterparty is determined based on the probability of default and the expected loss. The limits are aligned to the Bank’s equity and to the counterparty’s equity. For further information on rules regarding exposure to individual borrowers and the composition of the portfolio, see “Lending Operations of NIB - Credit Policy — Risk Assessment”.
     Measurement of credit risk exposure - For loans and capital market investments, credit exposure is measured in terms of gross nominal amounts, without recognizing the availability of collateral or other credit enhancement.
     As regards derivatives, the Bank enters into International Swaps and Derivatives Association (“ISDA”) contracts with its counterparties. This allows for the netting of the obligations arising under all derivative contracts covered by the ISDA agreement in case of insolvency and, thus, results in one single net claim on, or payable to, the counterparty. Netting is applied for the measurement of the Bank’s credit risk exposure only in cases when it is deemed to be legally enforceable in the relevant jurisdiction and against a counterparty.
     For swaps, the credit risk exposure is measured as the current market value plus an allowance for potential increases in the exposure over the transaction’s lifetime (often referred to as potential exposure). The add-on for potential exposure reflects the fact that significant fluctuations in the swaps’ value may occur over time. The Bank enters into credit support agreements with its major swap counterparties. This provides risk mitigation, as the swap transactions are regularly marked-to-market and the party that is the net obligor is required to post collateral. Only the value of an obligation above a certain threshold level is normally collateralized. The Bank strives to use one-way credit support agreements under which the Bank does not have to post collateral. When credit support agreements are in place, an add-on is not applied in the exposure calculation.
     Economic capital — Economic capital refers to the amount of capital that the Bank needs in order to absorb severe unexpected losses, with a defined level of certainty. The economic capital requirement is estimated for each of the main risks, credit risk, market risk and operational risk. The economic capital model uses the PD and LGD values arrived at in the internal rating process and it is designed to capture correlations between assets in various sectors and geographical regions as well as the correlation between different types of risk. As such, the output gives an aggregated view of the Bank’s risk position at a certain point in time. Over time the model assists in tracking trends in the Bank’s total risk as the portfolio changes.
Market Risk
     Market risk includes, inter alia, the risk that losses are incurred as a result of fluctuations in exchange rates and interest rates. The Bank’s exposure to exchange rate risk occurs when it translates assets and liabilities denominated in foreign currencies into the functional currency, the euro. The Bank funds its operations by borrowing in the international capital markets and often provides loans in currencies other than those borrowed , which unhedged would create currency mismatches in assets and liabilities.

Furthermore, the funds borrowed often have other interest rate structures than applied in the loans made to the Bank’s customers. By using derivative instruments, NIB seeks to reduce its exposure to exchange rate risk and interest rate risk created in the normal course of business. The residual risk must be kept within the limits approved by the Board of Directors. Such limits are kept very narrow to accommodate the Statutes, which stipulate that the Bank is not allowed to bear foreign exchange risks that could affect its financial position and net income, other than to a marginal extent.
     Foreign exchange risk is the impact of unanticipated changes in foreign exchange rates on the Bank’s assets and liabilities and on net interest income. The Bank measures and manages foreign exchange risk in terms of the net nominal value of all assets and liabilities per currency on a daily basis (translation risk). The Board of Directors sets the limits for acceptable currency positions, i.e. the difference between assets and liabilities in a specific currency. The overnight exposure to any one currency may not exceed the equivalent of EUR 4 million ($5.6 million). The currency positions are monitored against the established limits on a daily basis and reported regularly to the Finance Committee.
     The Bank does not have a policy on hedging future net interest income in foreign currency. Loans are provided primarily in euros and US dollars and there is a possibility that interest income in US dollars may cause some fluctuation in the Bank’s future net income in euro terms. However, at present the Bank expects that any such potential fluctuations in the future cash flows from its current portfolio would be minor in relation to the Bank’s total assets and equity.
     Interest rate risk is the impact that fluctuations in market interest rates can have on the value of the Bank’s interest-bearing assets and liabilities and on net interest income. The Bank manages the interest rate risk within a set of conservative limits with a view to best accommodating the demand from its customers on the one hand and the demand from investors in its bond issues on the other. The Board of Directors sets the limits for the acceptable interest rate risk. The limits are scaled to the Bank’s equity and adjusted annually. The Bank’s sensitivity to interest rate fluctuations is measured on a daily basis using gap analysis. Limits apply for the acceptable gap in each currency. In addition, an overall limit has been set for the total acceptable gap. At present this overall limit is EUR 26 million ($36.2 million), or approximately 1.5% of the Bank’s equity. At the end of December 2008 the exposure was EUR 5.8 million ($8.1 million).5
     A part of the Bank’s interest rate risk comprises refinancing and reinvestment risk. Currently the maximum limit for refinancing and reinvestment risk is EUR 26 million ($36.2 million), which is approximately 1.5% of NIB’s equity. NIB’s total exposure at the end of December 2008 was EUR 21.2 million ($29.5 million).
     Interest rate risk on the own capital portfolio, which contains fixed-rate securities denominated in euro, is measured using modified duration. The limit for modified duration is approved by the Board of Directors. The current limit for modified duration is 3-5.5 years. Although the own capital portfolio is not marked-to-market, the Bank is monitoring the embedded market risk in the portfolio by means of Value-at-Risk (“VaR”) based on a 95% confidence level and a holding period of one day. At year-end 2008 the VaR of the held-to-maturity portfolio was EUR 11.4 million ($15.9 million).
     NIB’s exposure to credit spread changes is monitored by calculating the impact of a 1 basis point change in credit spreads to the value of the bonds held in the Bank’s marked-to-market portfolios. At year-end 2008 this exposure was EUR 0.47 million ($0.65 million).
Liquidity Risk
     Liquidity risk management safeguards the ability of the Bank to meet all payment obligations when they become due. NIB’s policy is to maintain a positive liquidity corresponding to its net liquidity requirement for the coming 12 to 18 months. The liquid assets consist of receivables from banks and high-quality marketable securities denominated primarily in euros and US dollars. To manage liquidity risk, the Bank monitors its obligations by estimating the cash flows emanating from all assets and liabilities up to different maturities and by setting limits to available liquidity in relation to estimated liquidity requirements. The acceptable gap between assets and liabilities between year 1 and year 2 is limited to maximum EUR 2 billion ($2,783.4 million), while the gap between year 2 and year 10 is limited to maximum EUR 4 billion ($5,566.8 million). Net liquidity should be positive beyond 10 years.
An important element of the liquidity risk management is also the Bank’s aim to diversify its funding sources in terms of, inter alia, investor type and geographical region.

[5]	The corresponding figures for the previous five financial years were as follows: 2007, EUR 6.6 million ($ 9.2 million) 2006, EUR 1.4 million ($1.9 million); 2005, EUR 7.4 million ($ 10.3 million); 2004, EUR 3.3 million ($ 4.6 million) and 2003, EUR 2.7 million ($ 3.8million).

Operational Risk
     Operational risk can broadly be defined as any risk which is neither credit risk, market risk, strategic risk, nor compliance risk. The Bank defines operational risk more precisely as the risk of direct or indirect risk of financial losses or damaged reputation due to failure attributable to technology, employees, processes, procedures or physical arrangements including external events and legal risks.
     The Bank’s status as an international financial institution with immunities and privileges granted to the Bank and its personnel, and the fact that the Bank is neither bound by nor under the supervision of any national laws as such, results in a specific need to address potential risks by adopting an extensive set of guidelines, regulations, rules and instructions governing the activities of the Bank and its staff.
     The Bank’s operational risk management focuses on proactive measures in order to ensure business continuity, accuracy of information used internally and reported externally, as well as competent and well-informed staff and its adherence to established rules and procedures. Furthermore, security arrangements to protect the physical and information and communication technology infrastructure of the Bank are an integral part of its operational risk management. The Bank attempts to mitigate operational risks by following strict rules for the assignment of duties and responsibilities among and within the business and support functions and by following a system of internal control and supervision. The main principle for organizing work flows is to segregate business-generating functions from recording and monitoring functions. An important factor in operational risk mitigation is also the continuous development and upgrading of strategic information and communication systems.
LENDING OPERATIONS OF NIB
Credit Policy
Mission and mandate
     NIB’s basic lending objective is to provide funds for eligible projects as determined by the Bank in accordance with the Statutes. The requirements for the Bank’s lending objectives are not strictly defined but are evaluated in each case on the merit of the respective project.
     NIB works towards closer economic integration between its Member countries. Each eligible project must be assessed as being economically, financially, technically and environmentally viable. Each eligible project must also further the overall objectives established for the Bank by its Member countries and, in the case of investments outside of the Member countries, the development objectives of the recipient country. Furthermore, in the case of NIB’s lending outside the Member countries, an agreement is required regarding each recipient country’s recognition of NIB as a legal person under public international law and as having legal capacity under the national law of the country in question as well as recognition of NIB’s status as a MFI. The Bank follows a policy similar to that of other multilateral financial institutions as regards the debt service obligations of its borrowers. Therefore, the Bank has not participated in any debt reschedulings of national debt.
     The mission of NIB currently defined is to promote sustainable growth of its Member countries by providing long-term complementary financing, based on sound banking principles, to projects that strengthen competitiveness and enhance the environment. Pursuant to its current strategy NIB promotes competitiveness and supports the environment by providing financing in the form of loans and guarantees for activities in which NIB can add value and complement other financing sources. Moreover, NIB continues to assess the environmental aspect of all its financing. NIB remains flexible in terms of supporting different areas of the economy but puts particular emphasis on projects involving: 1) investments in infrastructure; 2) investments improving the environment; 3) large investments by the corporate sector; and 4) small and medium-sized enterprises, targeted in cooperation with financial intermediaries. While maintaining focus on activities in the Member countries, NIB aims at continued expansion of activities in the neighbouring areas and in other countries where a mutual interest is identified.
     Loans may be granted for both governmental and private projects. A loan will not be made, nor a guarantee provided, if it is opposed by the government of the country in which the related project is located. The Bank has a number of tools available in assessing the eligibility of the projects. The Bank has a mandate rating tool as well as a newly revised environmental policy to safeguard that its financing fulfills the objectives and mission of the Bank.
Risk assessment
     The operations of NIB are to be conducted in accordance with sound banking principles and loans and guarantees are to be granted on commercial banking terms. Within the framework of NIB’s financial guidelines and risk management, the Bank’s lending operations are classified with respect to counterparty risk and the value of the security provided. A risk class is then determined for each loan, see “Risk Management”.
     In addition to the overall lending exposures set in Section 7 of the Statutes, specific limits apply on the portfolio (country and sector) and on the counterparty level. The Board of Directors of NIB has decided that the maximum amount of loans by the Bank granted for a single project generally should not exceed 50% of the total cost of the project and that the maximum amount granted to borrowers belonging to a single group of companies should not, as a rule, exceed 20% of the Bank’s paid-in capital and general reserves. This 20% limit is not applicable for loans under special lending programs or if the loans are secured by a guarantee from any of the Member countries. In contrast, the 20% limit is reduced in the case of less creditworthy borrowers.
     The table below shows NIB’s 10 largest exposures (defined as total disbursements and loan commitments) under its ordinary lending (as defined below), including issued guarantees, at December 31, 2008, calculated as a percentage of a) total lending exposure under the authorization and b) the paid-in capital and general reserves of the Bank.

		% of the paid-in
	% of total	capital and
	lending	general
Rank	exposure	reserves

1	3.5	23.3
2	2.6	17.1
3	2.2	14.7
4	2.2	14.6
5	2.1	14.3
6	2.1	13.7
7	1.8	12.2
8	1.8	11.9
9	1.7	11.4
10	1.7	11.3
     The Board of Directors has decided to limit the exposure (defined as total disbursements and loan commitments) of PIL (defined below) loans by setting a country limit related to the size and credit standing of the host country. For information about NIB’s exposure under the PIL-facility, see “Lending in Non-Member Countries — Project Investment Loans.”
     The Statutes require that the Bank obtain adequate security for its loans unless sufficient security is considered to exist under the circumstances. There are no specific requirements regarding the types of security that the Bank may accept. The Bank may grant unsecured loans to counterparties that are sufficiently creditworthy. In such lending the Bank requires various undertakings by the counterparty (i.e. negative pledge and other financial or non-financial covenants). The Bank generally requires higher degrees of credit enhancement for project and structured finance transactions. At December 31, 2008, 3.7% of NIB’s outstanding loans were directly to, or guaranteed by, Member countries or local authorities therein, and an additional 24.0 % were to or guaranteed by other countries (including emerging market countries), banks and companies 50% or more owned by Member countries or local authorities therein. Other than 0.1% of the outstanding loans, the remainder had some form of protection through collateral, corporate or other guarantees or covenants.
     As noted above, NIB is required under the Statutes to protect itself against foreign exchange rate risks. NIB’s general policy is to grant loans in the same currencies in which it borrows and not to convert funds obtained by it into other currencies without appropriate forward exchange risk coverage. In 2000, NIB further enhanced and improved its systems in order to control and measure the matching of the maturities of its loans to those of its borrowings. In this connection, the Board of Directors approved conservative limits for the maximum impact on the Bank’s net interest income due to future refinancing or reinvestment risks in its balance sheet. For further information in this regard, see “Risk Management.”
     The majority of the Bank’s loans are made with final maturities of between five and fifteen years. Disbursements, amortizations and final maturities of the Bank’s loans are dependent upon each project’s schedule of development, cash flow generation, ultimate economic life and the availability to NIB of appropriate financing.
Pricing policy
     The Bank’s Statutes require it to grant loans on sound banking terms. Therefore there is no subsidy element in the terms offered by the Bank. Loans and guarantees are priced to cover the Bank’s cost of funds, its administrative costs and the cost of the risk involved in a loan. In addition, a reasonable return on the capital employed should be achieved. The Bank has a risk based pricing tool for the pricing of its loans. See “Risk Management”.
     NIB’s loans are made at both fixed and floating rates of interest, but in either case the rate is determined by reference to the incremental cost of funds in the relevant currency and by the underlying security and maturity of the loan. In order for NIB to be compensated for maintaining sufficient liquidity and to accommodate its borrowers’ loan disbursement requirements, NIB has established a schedule of commitment fees to be charged on the undisbursed portions of its loan commitments. The total price of NIB’s loans may also include other fees.
Credit risk monitoring and provision policy
     The Bank pays specific attention to the monitoring of its lending exposure. The monitoring covers the lending counterparties’ repayment ability, the value of the credit enhancement, the factors that affect the risk classification and the lending counterparty’s compliance with all terms and conditions of the transaction. Project and structured finance transactions are subject to more detailed monitoring. Furthermore, all loans deemed to represent high credit risk and all watch-listed loans are subject to more detailed and specific monitoring and reporting requirements.
     A loan is classified as impaired when it is considered likely that the counterparty in a lending transaction is unable to meet its contractual obligations and the estimated value of any collateral provided is deemed insufficient, and thus the Bank is at risk for a credit loss. An allowance for the impairment is calculated and recognized in the Bank’s financial statements in accordance with the IFRS requirements. In respect of PIL loans, impairment losses are recognized for the part of the loan’s outstanding principal, interest and fees that correspond to the Bank’s own risk for PIL loans.
Loans and Lending Programs
     The Bank has currently two main categories of lending, ordinary lending and lending under special programs.
Ordinary loans
     NIB’s ceiling for ordinary lending amounts to 250% of its authorized capital stock and accumulated, unallocated reserves (the Statutory Reserve and the General Credit Risk Fund). After allocation of the loss in accordance with the Board of Directors’ proposal for fiscal year 2008 the Bank’s ordinary lending ceiling amounts to EUR 12,928 million ($17,991.9 million). See “Capitalization and Reserves — Authorized Capital Stock.” At December 31, 2008, outstanding ordinary loans amounted to the equivalent of EUR 10,506.7 million ($14,622.2 million)6 and issued guarantees amounted to the equivalent of EUR 16.7 million ($23.2 million), which together represented 194.1% of the Bank’s authorized capital stock and accumulated, unallocated reserves as of December 31, 2008.

[6]	Unreceived instalments, that have fallen due, are included.

Special lending programs
     The Bank has currently two special lending programs in addition to its ordinary lending.
     NIB may make project investment loans and give related guarantees under the project investment loans (“PIL”) facility. The authorization for the PIL facility is EUR 4 billion ($5,566.8 million). PIL loans outstanding as of December 31, 2008 totaled EUR 2,439.9 million ($3,395.6 million). No guarantee was issued under this facility.
     Under the Environmental Investment Loan Facility (“MIL”), the Bank may make investment loans and guarantees up to a maximum amount of EUR 300 million ($417.5 million) to finance projects to improve the environment and reduce pollution in the regions neighboring the Member countries. MIL loans outstanding at December 31, 2008 totaled EUR 117.6 million ($163.7 million). No guarantee was issued under this facility.
     For a further description of the special lending programs, see “Lending in Non-Member Countries.”
Lending in Member Countries
     The Bank’s lending in Member countries comprises ordinary loans which can be grouped into two categories, investment loans and regional loans. At December 31, 2008, investment loan and regional loan commitments totaled EUR 10,717.7 million ($14,915.8 million), of which EUR 10,143.7 million ($14,117.0 million) was outstanding. Guarantees issued amounted to EUR 16.7 million ($23.2 million) at December 31, 2008.
Investment Loans
     At December 31, 2008, investment loans were granted for projects situated in the Member countries or for projects situated outside the Member countries if either the security or the party providing security for the project or the borrower was located in one of the Member countries. At December 31, 2008, NIB had investment loan commitments totaling EUR 10,704.8 million ($14,897.9 million), of which EUR 10,130.8 million ($14,099.0 million) was outstanding.
Regional Loans
     Since June 1980, NIB has made loans to national regional credit institutions in the Nordic countries that have been designated as eligible loan recipients by the Nordic Council of Ministers. The loans are on-lent by the recipients to investment projects in development regions within the Nordic countries pursuant to a program for Nordic regional cooperation adopted by the Nordic Council of Ministers. The facility is limited to 5% of the ceiling for ordinary lending, or EUR 646.4 million ($899.6 million) at December 31, 2008. At December 31, 2008, NIB had commitments for 5 regional loans totaling EUR 13.1 million ($18.2 million), all of which were outstanding.
     The table below shows the number, principal amount and percentage distribution of investment loans and regional loans outstanding as well as issued guarantees at December 31, 2008, allocated by country according to the domicile of the borrower’s group headquarters.

	Number		Amount		Amount
	of		(millions		(millions
Loans	Loans	Percentage	of EUR)	Percentage	of USD)

Denmark	59	12.0%	1,457.3	14.4%	2,028.1
Investment Loans	59		1,457.3
Regional Loans	0		0.0
Estonia	16	3.2%	273.6	2.7%	380.8
Investment Loans	16		273.6
Finland	137	27.8%	2,699.5	26.7%	3,756.9
Investment Loans	136		2,696.8
Regional Loans	1		2.7

	Number		Amount		Amount
	of		(millions		(millions
Loans	Loans	Percentage	of EUR)	Percentage	of USD)

Iceland	56	11.4%	665.8	6.6%	926.6
Investment Loans	52		655.4
Regional Loans	4		10.4
Latvia	57	11.6%	325.3	3.2%	452.7
Investment Loans	57		325.3
Lithuania	20	4.1%	67.3	0.7%	93.7
Investment Loans	20		67.3
Norway	53	10.8%	1,670.2	16.5%	2,324.4
Investment Loans	53		1,670.2
Regional Loans	0		0.0
Sweden	94	19.1%	2,946.3	29.1%	4,100.4
Investment Loans	94		2,946.3
Regional Loans	0		0.0

Total Loans*	492	99.8%	10,105.1	99.8%	14,063.3

Guarantees:
Finland	1	0.2%	16.7	0.2%	23.2
Total Guarantees	1	0.2%	16.7	0.2%	23.2

IAS 39-value adjustments			38.6		53.7
Total Loans and Guarantees*	493	100.0%	10,160.4	100.0%	14,140.2

*	May differ from the sum of individual figures due to rounding.
     Within its ordinary lending the Bank established two new lending facilities in 2008 targeting priority sectors. The EUR 500 million Baltic Sea Environment Financing Facility (“BASE”), supplementing financing through national budgets and EU structural and cohesion funds, supports the financing of measures that help to restore the ecological health of the Baltic Sea by reducing pollution. The Climate Change, Energy Efficiency and Renewable Energy (“CLEERE”) lending facility with a frame of EUR 1,000 million, finances projects that address climate change mitigation and adaptation primarily in the energy sector. During 2008, EUR 47 million ($65.4 million) was allocated under the BASE facility and EUR 548 million ($762.7 million) under the CLEERE facilty, respectively.
Lending in Non-Member Countries
     Although a majority of the Bank’s loans have been made for projects located in the Member countries, an increasing number of loans are being made for projects located elsewhere. As noted above, the Bank’s lending in non-Member countries comprises the special lending programs PIL and MIL and other international investment loans. At December 31, 2008 commitments for such loans totaled EUR 3,765.1 million ($5,239.9 million), of which EUR 2,920.5 million ($4,064.5 million) was outstanding. At December 31, 2008, there were no guarantees issued under lending in non-Member countries.
Project Investment Loans (PIL)
     PIL loans and guarantees are intended to finance projects in the growth markets of Asia, Latin America, Central and Eastern Europe, Africa and the Middle East, where such projects are in the interest of Member countries and the recipient countries. These loans are intended to help meet the demand for long-term financing of projects and are made in accordance with regular banking practices. A majority of such loans are made to governments or against government guarantees. Such loans can also be made for infrastructure projects and other projects in recipient countries, as approved by NIB, without a direct guarantee from the government. Projects may be co-financed with the World Bank, other multilateral and bilateral institutions as well as with commercial banks. Part of PIL loans may be carried out as so called A/B loans, a mechanism pioneered by other IFIs. In an A/B loan NIB provides a loan from its own resources (A loan) and on the other hand acts as lender of record for a loan fully funded by commercial banks (B loan).

     The authorization for the PIL facility is set forth in the Statutes and the PIL facility currently may not exceed EUR 4 billion ($5,566.8 million). Each PIL loan is guaranteed on an individual basis by the Member countries for a maximum of 90% of its principal amount plus interest up to an aggregate amount of EUR 1.8 billion ($2,505.1 million), or 45.0% of the total program. The Board of Directors has the authority to designate which loans and guarantees should be included in this program at any given time. The Board of Directors also determines whether to call on the Member country guarantees. Since the inception of the program in 1982 no such calls have been made. The authorization for the program has been increased several times. The last increase in the PIL-facility from EUR 3.3 billion ($4,592.6 million) to EUR 4 billion ($5,566.8 million), with no change in the EUR 1.8 billion ($2,505.1 million) guarantee limit, became effective on July 1, 2004. In connection with this increase, and with the same effective date, NIB decided to adjust the guidelines for calling the Member countries’ guarantees. Under the adjusted guidelines, NIB will assume 100% of any losses occurred under an individual PIL loan, up to the amount available at any given time in the Special Credit Risk Fund PIL. Only thereafter would NIB call the Member countries’ guarantees.
     At December 31, 2008, NIB had commitments for 358 project investment loans totaling EUR 3,017.9 million ($4,200.0 million), of which EUR 2,439.9 million ($3,395.6 million) was outstanding.
     The table below shows the allocation of project investment loans by number and outstanding principal amount as well as total commitments for each country at December 31, 2008.

		Loans		Total
		outstanding		commitments
	Number of	millions of		millions of
PIL	loans	EUR	USD	EUR	USD

Sovereign PIL
Botswana	3	33.9	47.2	37.5	52.2
Brazil	2	107.8	150.0	107.8	150.0
China	171	375.8	523.0	590.9	822.4
Colombia	2	18.2	25.3	18.2	25.3
Hungary	1	20.0	27.8	25.0	34.8
India	2	14.2	19.8	14.2	19.8
Indonesia	10	43.1	60.0	43.1	60.0
Jordan	2	7.1	9.9	7.1	9.9
Mauritius	2	14.4	20.0	14.4	20.0
Mexico	4	36.7	51.1	76.3	106.0
Pakistan	5	6.7	9.3	6.7	9.3
Philippines	3	20.2	28.1	20.2	28.1
Poland	5	130.0	180.9	130.0	180.9
Romania	4	51.4	71.5	51.4	71.5
Russia	2	26.9	37.4	96.5	134.3
Slovak Republic	1	9.1	12.7	9.1	12.7
South Africa	2	14.7	20.5	14.7	20.5
Thailand	4	52.6	73.2	52.6	73.2
Tunisia	23	169.1	235.3	170.3	237.1
Turkey	12	93.1	129.6	96.7	134.6
Venezuela	2	23.6	32.8	23.6	32.8
Vietnam	40	171.4	238.5	248.6	345.8

Sovereign lending, total*	302	1,440.1	2,004.2	1,854.9	2,581.5

Non-sovereign PIL
Argentina	1	3.2	4.5	3.2	4.5
Azerbaijan	0	0.0	0.0	7.2	10.0
Brazil	9	229.5	319.4	238.3	331.6
Bulgaria	3	20.9	29.1	44.3	61.7
Colombia	3	43.8	61.0	43.8	61.0
Egypt	1	2.6	3.6	2.6	3.6
India	5	73.2	101.9	91.8	127.8

		Loans		Total
		outstanding		commitments
	Number of	millions of		millions of
PIL	loans	EUR	USD	EUR	USD

Jordan	1	13.5	18.8	13.5	18.8
Laos	1	22.0	30.6	24.4	34.0
Multinational	5	76.8	106.9	81.8	113.8
Peru	1	7.2	10.0	21.6	30.1
Philippines	4	86.1	119.8	94.7	131.8
Poland	1	1.8	2.5	1.8	2.5
Russia	14	214.6	298.7	271.4	377.7
Serbia	1	35.0	48.7	35.0	48.7
South Africa	2	30.4	42.3	48.4	67.4
Thailand	3	87.1	121.2	87.1	121.2
Uruguay	1	50.3	70.0	50.3	70.0

Non-sovereign PIL, total*	56	998.1	1,389.1	1,161.2	1,616.0

PIL, total*	358	2,438.2	3,393.2	3,016.2	4,197.6
IAS 39-value adjustments		1.7	2.4	1.7	2.4

Total*		2,439.9	3,395.6	3,017.9	4,200.0

*	May differ from the sum of individual figures due to rounding.
Environmental Investment Loans (MIL)
     From January 1, 2005, the MIL facility consists of loans and guarantees for the financing of private and public projects in the neighboring area of the Member countries to improve the environment and reduce cross border pollution in the region. The authorization for this facility is currently EUR 300 million ($417.5 million). This facility is 100% guaranteed by the Member countries. It is within the powers of the Board of Directors to designate which loans and guarantees should be included under this facility at any given time. At December 31, 2008, NIB had commitments amounting to EUR 157.8 million ($219.6 million) under this facility, of which EUR 117.6 million ($163.7 million) was outstanding.
     The table below shows the allocation of MIL loans by number and outstanding principal amount as well as total commitments at December 31, 2008.

		Loans outstanding		Total commitments
Environmental	Number of	millions of		millions of
investment loans (MIL)	loans	EUR	USD	EUR	USD

Russia	10	88.9	123.7	93.1	129.6
Ukraine	1	28.7	39.9	64.7	90.0

Total*	11	117.6	163.7	157.8	219.6

*	May differ from the sum of individual figures due to rounding.
Other International Investment Loans
In addition to the project investment loans facility and the environmental investment loans facility, the Bank also participates in the financing of projects outside the Member countries under the Bank’s ordinary lending, particularly within the new EU member states and when the ultimate risk is within the Member countries of the Bank. At December 31, 2008, NIB had commitments amounting to EUR 589.5 million ($820.4 million) under other international investment loans, of which EUR 363.0 million ($505.2 million) was outstanding.

     The table below shows the allocation of other international investment loans by number and outstanding principal amount as well as total commitments for each country at December 31, 2008.

Other		Loans outstanding		Total commitments
international	Number of	millions of		millions of
investment loans (IL)	loans	EUR	USD	EUR	USD

Czech Republic	1	15.0	20.9	15.0	20.9
Hungary	2	48.3	67.2	48.3	67.2
India	1	26.9	37.4	26.9	37.4
Morocco	1	40.0	55.7	40.0	55.7
Poland	2	218.5	304.1	440.0	612.3
Slovak Republic	1	5.0	7.0	10.0	13.9

Total*	8	353.7	492.2	580.2	807.4
IAS 39-value adjustments		9.2	12.8	9.2	12.8

Total*	8	363.0	505.2	589.5	820.4

*	May differ from the sum of individual figures due to rounding.
Loans Outstanding
     At December 31, 2008 869 loans amounting to EUR 13,062.6 million ($18,179.2 million) were outstanding and one loan guarantee amounting to EUR 16.7 million ($23.2 million) had been issued. The following table sets forth a breakdown as per business sector of NIB’s outstanding loans and issued guarantees at December 31, 2008.

	In millions of	In millions of
	EUR	USD	Percentage

LENDING IN MEMBER COUNTRIES
Mining and quarrying	157.2	218.8	1.6%
Manufacturing	4,007.4	5,577.1	39.7	%(1)
Electricity, gas and water supply	2,925.6	4,071.6	29.0%
Construction	395.9	551.0	3.9%
Wholesale and retail trade	196.2	273.1	1.9%
Hotels and restaurants	0.1	0.1	0.0%
Transport, storage and communication	945.2	1,315.4	9.4%
Financial intermediation	790.0	1,099.4	7.8%
Real estate, renting and business activities	369.0	513.5	3.7%
Public administration and defense	1.1	1.5	0.0%
Education	13.9	19.3	0.1%
Health and social work	90.4	125.8	0.9%
Other community, social and personal service activities	128.5	178.8	1.3%
Loan program (unallocated)	71.7	99.8	0.7%
Regional loans (unspecified)	13.1	18.2	0.1%

Total*	10,105.1	14,063.3	100%
IAS 39 Value Adjustment**	38.6	53.7
Lending in Member countries total*	10,143.7	14,117.0

LENDING IN NON-MEMBER COUNTRIES
Agriculture, hunting and forestry	23.8	33.1	0.8%
Mining and quarrying	103.2	143.6	3.5%
Manufacturing	568.2	790.8	19.5%
Electricity, gas and water supply	831.1	1,156.6	28.5%
Construction	204.9	285.2	7.0%
Wholesale and retail trade	7.0	9.7	0.2%
Hotels and restaurants	3.8	5.3	0.1%
Transport, storage and communication	865.8	1,204.9	29.6%

	In millions of	In millions of
	EUR	USD	Percentage
Financial intermediation	48.3	67.2	1.7%
Real estate, renting and business activities	8.9	12.4	0.3%
Public administration and defense	5.1	7.1	0.2%
Health and social work	142.8	198.7	4.9%
Other community, social and personal service activities	40.2	55.9	1.4%
Loan programs (unallocated)	56.3	78.4	1.9%

Total*	2,909.6	4,049.3	100.0%
IAS 39 Value Adjustment**	11.0	15.3
Lending in non-Member countries total*	2,920.5	4,064.5

LENDING TOTAL* (2)	13,064.2	18,181.4	100.0%

GUARANTEES
Member countries	16.7	23.2	100.0%
Non-Member countries	0.0	0.0	0.0%

Total	16.7	23.2	100.0%

(1)	Engineering products has the biggest share, 20% of the total amount outstanding in this sector.

(2)	Lending total differs from the official loans outstanding since unreceived instalments, that have fallen due, are included here.

*	May differ from the sum of individual figures due to rounding.

**	Due to the fact that the portion of the Bank’s loans designated as hedged items (corresponding to approximately 9.5% of total amount outstanding at year end 2008) is carried at fair value.
     At December 31, 2008, loans outstanding at floating interest rates amounted to EUR 11,769.7 million ($16,379.9 million), while those at fixed interest rates amounted to EUR 1,243.4 million ($1,730.4 million). The fixed interest rates ranged from 2.65% per annum on a loan denominated in Japanese yen to 8.30% per annum on a loan denominated in U.S. dollars.
     The following table sets forth the scheduled amortizations of outstanding loans at December 31, 2008.

	In millions of	In millions of
Amortization in:	EUR	USD
2009	1,211.9	1,686.6
2010	1,160.3	1,614.8
2011	1,522.2	2,118.4
2012	1,573.5	2,189.8
2013	1,372.4	1,910.0
2014 and thereafter	6,174.5	8,593.1
IAS 39 value adjustment**	49.5	68.9

Total*(1)	13,064.2	18,181.4

*	May differ from the sum of individual figures due to rounding.

**	Due to the fact that the portion of the Bank’s loans designated as hedged items (corresponding to approximately 9.5% of total amount outstanding at year end 2008) is carried at fair value.

(1)	Total Amortization differs from the official loans outstanding since unreceived instalments, that have fallen due, are included here.

     The remaining average life of loans outstanding at December 31, 2008, calculated to the next date on which the Bank has the right to reset the interest rate or currency of denomination, was 5 years and 3 months, with actual maturities from the date of first disbursement ranging from 3 to 31 years.
     Outstanding loans at December 31, 2008, were denominated in the following currencies:

Percentage of
Total Loans
Currency of Loan	Outstanding (1)
EUR	53.5%
U.S. dollars	20.5%
Swedish kronor	13.5%
Danish kroner	5.7%
Norwegian kroner	5.3%
Swiss franc	0.9%
Japanese yen	0.4%
Russian roubel	0.1%
Icelandic kronur	0.04%
Pound sterling	0.01%

Total*	100.0%

*	May differ from the sum of individual figures due to rounding.

(1)	Amounts lent in the various currencies differ from the amounts borrowed due to timing differences between the Bank’s fundings and disbursements, the effects of currency swaps entered into by the Bank and the funding of certain loans from the Bank’s paid-in capital.
Repayment protection
     At December 31, 2008, the principal repayment protection for NIB’s outstanding loans was as follows

Loans to or guaranteed by Member countries(1)	1.7%
Loans to or guaranteed by local authorities in Member countries(1)	2.0%
Loans to or guaranteed by other countries(2)	12.0%
Loans to or guaranteed by companies owned 50 % or more by Member countries or local authorities in Member countries(1)(3)	5.0%
Loans to or guaranteed by banks	7.0%
Loans to entities other than the foregoing(4)	72.2%
Loans without security	0.1%

Total*	100.0%

*	May differ from the sum of individual figures due to rounding.

(1)	Of loans outstanding for projects in the Member countries in these categories, which together totaled approximately EUR 1,132.8 million ($1,576.5 million), 0.2% was to Denmark, 1.4% was to Estonia, 14.4% was to Finland, 41.7% was to Iceland,22.9% was to Latvia, 3.4% was to Lithuania, 10.3% was to Norway and 5.8% was to Sweden.

(2)	Loans to or guaranteed by other countries than the Member countries are partly made under special lending programs.

(3)	A Member country would not ordinarily be liable for the company’s debts only because it is a controlling shareholder.

(4)	Such loans are supported by mortgages and other collateral (4.5%), parent company or other guarantees (18.9%) and negative pledge and other covenants (76.7%).
OTHER ACTIVITIES
     Covered by special purpose funds set up by some of the Member countries, NIB is acting as implementing agency for environmental projects in the neighboring region of Eastern and Central Europe. NIB participates actively in the Northern Dimension Environmental Partnership (“NDEP”), aimed at strengthening cooperation between the EU Commission, international financial institutions and Russia, to address urgent environmental problems in the Northern Dimension area. NDEP focuses on two types of issues: environmental and nuclear, the latter is fully grant-funded and deals with the hazardous nuclear fuel waste generated by the Soviet Northern Fleet. On the non-nuclear side, the purpose of NDEP is to mobilize grant fund from donors to leverage long-term loans from the International Financial Institutions for projects that may not be otherwise financially viable. Environmental projects are mainly for improvements in water and wastewater treatment, management of municipal and agricultural waste, energy efficiency, all of which are major sources of cross-border pollution. NDEP’s activities are led by a Steering Group, which selects projects and appoints a lead Implementing Agency (EBRD, EIB, NIB, WB or NEFCO) for each project. The partnership has a support fund which collects pledges from donor countries in order to ensure the sufficient financing of the projects. At the end of 2008 the fund had EUR 275 million ($382.7 million) at its disposal consisting of contributions from the EU, the Russian Federation and 11 donor governments. EUR 149.7 million ($208.3 million) of the contributions are earmarked for nuclear-related projects. The NDEP environmental projects include 14 projects in northwest Russia in various stages of implementation, with an estimated investment need of EUR 3.4 billion ($4,731.8 million). NIB is leading the financing and preparation of five of the projects.
     On 30 May 2006, NIB signed the European Principles for the Environment, an initiative launched in response to the drive for increased harmonisation of environmental principles, practices and standards associated with the financing of projects. These principles aim at establishing a common approach to environmental management associated with the financing of projects. The document is a reference for projects located within the EU, the European Economic Area and the EU candidate countries. Besides NIB, the initiative was adopted by NEFCO, the European Investment Bank, the European Bank for Reconstruction and Development and the Council of Europe Development Bank.
     In order to support the further development of the emissions trading market, which is an important mechanism for bringing about cost-effective action to reduce the emission of greenhouse gases, NIB also decided in 2008 to participate in Post-2012 Carbon Fund aimed at stimulating action beyond the current five-year commitment period under the Kyoto Protocol. The fund, in which NIB is participating alongside EIB and the national development financing institutions KfW, ICO and CDC, was established to promote greenhouse gas mitigation projects by monetising the value of post-2012 emission reduction, thus increasing the portion of the total project financing that is generated through carbon financing.
     For a number of years, the Bank has provided funding through mezzanine funds as a fund-of-funds lender under a test facility. In 2008 the mezzanine financing policy was turned into a permanent part of the Bank’s activities within a revolving framework of EUR 150 million ($209.8 million). As the same time, the prerequisites for these interventions were updated, including closer specification of the requirements placed on fund managers.
GOVERNANCE
     Under the 2004 Agreement concluded among Denmark, Estonia, Finland, Iceland, Latvia, Lithuania, Norway and Sweden on February 11, 2004 and the Statutes annexed thereto which entered into force on January 1, 2005, NIB shall have a Board of Governors, a Board of Directors, a President, and such other personnel as is necessary to carry out its operations.
     The Board of Governors is composed of eight Governors. Each Member country is represented by the Minister it designates as its Governor. The Board of Governors is responsible for matters specified in the 2004 Agreement and the Statutes. The Board of Governors has basically replaced the Nordic Council of Ministers and its functions in the previous legal framework of the Bank.
     The following individuals are currently the Governors of NIB:

Governors
Denmark	Lene Espersen	Minister for Economic and Business Affairs

Estonia	Ivari Padar	Minister of Finance

Finland	Mari Kiviniemi	Minister of Public Administration and Local Government

Governors
Iceland	Steingrímur J. Sigfússon	Minister of Finance

Latvia	Einars Repše	Minister of Finance

Lithuania	Algirdas Šemeta	Minister of Finance

Norway	Kristin Halvorsen	Minister of Finance

Sweden	Anders Borg	Minister of Finance
     With the exception of matters that fall within the authority of the Board of Governors, all of the powers of NIB are vested in the Board of Directors. The Board of Directors is composed of eight Directors, one being appointed by each Member country, who serve for renewable terms of up to four years and each of whom has one vote. Each Member country also appoints one alternate according to the same principles. The chairmanship and the deputy chairmanship shall rotate among the Member countries every two years.
     The following individuals are currently the Directors and Alternate Directors of NIB:

Directors
Denmark	Jesper Olesen Deputy Chairman of the Board of Directors	Deputy Permanent Secretary, Ministry of Economic and Business Affairs

Estonia	Madis Üürike Chairman of the Board of Directors	Advisor, Ministry of Finance

Finland	Kristina Sarjo	Financial Counsellor, Ministry of Finance

Iceland	Þorsteinn Þorsteinnsson	Senior Advisor, Ministry of Finance

Latvia	Edmunds Krastiņš	Counsellor to the Minister of Finance, Ministry of Finance

Lithuania	Rolandas Kriščiūnas	Undersecretary, Ministry of Finance

Norway	Arild Sundberg	Director General, City of Oslo

Sweden	Erik Åsbrink	Former Minister of Finance

Alternate Directors
Denmark	Sigmund Lubanski	Head of Office, Ministry of Economic and Business Affairs

Estonia	Ülle Mathiesen	Head of State Treasury Department, Ministry of Finance

Finland	Risto Paaermaa	Director, Ministry of Employment and the Economy

Iceland	Sigurður Þórðarson	Former State Auditor

Latvia	Kaspars Āboliņš	Treasurer, Treasury of the Republic of Latvia

Lithuania	Jurgita Uzieliene	Head of International Affairs Division of the European Union and International Affairs Department, Ministry of Finance

Norway	Heidi Heggenes	Director General, Ministry of Finance

Sweden	Anna Björnermark	Deputy Director, Ministry of Finance

     The business address for each of the Directors mentioned above is Fabianinkatu 34, P.O. Box 249, FI-00171 Helsinki, Finland.
     Under the Statutes, the Board of Directors may delegate its powers to the President who participates in its meetings. The Statutes provide, however, that the President may not be a member or an alternate of the Board of Directors. The President may be appointed by the Board of Directors for renewable terms of not more than five years each.
     The current senior management of NIB and their positions are:

Name	Position
Johnny Åkerholm	President and CEO
Nils E. Emilsson	First Vice-President, Head of the Lending Department
Lars Eibeholm	Vice-President, CFO and Head of the Treasury Department
Heikki Cantell	General Counsel, Head of the Legal Department
Hilde Kjelsberg	Vice-President, Head of the Credit and Analysis Department
Juha Kotajoki	Vice-President, Head of Risk Management and Accounting
Gunnar Okk	Vice-President, Head of the Planning and Administration Department
     A Control Committee has the responsibility of ensuring that the operations of the Bank are conducted in accordance with its Statutes. The Control Committee is also responsible for conducting an audit of the Bank’s financial statements to be delivered to the Board of Governors. The Control Committee is composed of ten members, serving renewable terms of up to two years. The Nordic Council and the Parliaments of Estonia, Latvia and Lithuania appoint one member from each Member country. The Board of Governors appoints two members, who serve as Chairman and Deputy Chairman. The chairmanship and the deputy chairmanship rotate among the Member countries.
     The current members of the Control Committee of the Bank are:

Members of the Control Committee
	Darius Matusevičius Chairman of the Control Committee	Director of the Finance Control Methodology Department, Ministry of Finance, Lithuania

	Torsten Gersfelt Deputy Chairman of the Control Committee	MSc Economics

Denmark	Per Kaalund	Former Member of Parliament

Estonia	Jürgen Ligi	Member of Parliament

Finland	Tuula Peltonen	Member of Parliament

Iceland	Ragnheiður Rikharðsdóttir	Member of Parliament

Latvia	Viesturs Silenieks	Adviser to the Chairman of the Saeima

Lithuania	Sigita Burbienė	Referent, Seimas of the Republic of Lithuania

Norway	Kari Lise Holmberg	Member of Parliament

Sweden	Johan Linander	Member of Parliament
     At December 31, 2008 the Bank had 170 employees.